Filed by Algoma Steel Group Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Form F-4 File No.: 333-257732
Subject Company: Legato Merger Corp.
(Commission File No. 001-39906)

ALGOMA STEEL INC.

Moderator: Brenda Stenta

August 20, 2021

11:00 am ET

Operator:

Greetings and welcome to the Fiscal 2022 Quarter One Conference Call. During the presentation all participants will be in a listen-only mode. Afterwards we will conduct a question-and-answer session. At that time if you have a question, please press the 1 followed by the 4 on your telephone. And if at any time during the conference you need to reach an operator, please press star 0. As a reminder this conference is being recorded today, Friday, August 20, 2021. I would now like to turn the conference over to Brenda Stenta, Manager of Communications of Algoma Steel Inc. Please go ahead.

Brenda Stenta

Good morning everyone, and welcome to Algoma Steel Incorporated's first quarter fiscal 2022 earnings conference call. Leading today’s call are Michael McQuade, our Chief Executive Officer and Rajat Marwah our Chief Financial Officer. As a reminder, this call is being recorded and will be made available for replay later today in the investors section of Algoma Steel’s corporate website at www.algoma.com

On August 19th we published Algoma Steel’s financial results for the first quarter ended June 30th 2021. Algoma’s financial statements and management's discussion and analysis have been made publicly available through the investor section of our corporate website. The information that is being presented today has also been added to the requisite shareholder and lender data sites and as a result of the pending transaction with Legato Merger Corp, a copy of the presentation has been filed with the Securities Exchange Commission on EDGAR.

Comments made on today's call may contain forward-looking statements which involve assumptions, and inherent risks and uncertainties. Actual results may differ materially from statements made today.

In addition, our financial statements are prepared in accordance with IFRS, which differs from U.S. GAAP, and our discussion today includes references to certain non-IFRS financial measures. With that in mind, I would ask everyone on today's call to read the legal disclaimers on slides 2 and 3 of the accompanying earnings presentation and to also refer to the risks and assumptions outlined in Algoma Steel’s First Quarter Fiscal 2022 Management's Discussion and Analysis.

Please note that our financial statements are prepared using the U.S dollar as our functional currency and the Canadian dollar as our presentation currency. Our fiscal year runs from April 1st to March 31st and our financial statements have been prepared for the three months ended June 30th 2021.

Please note all amounts referred to on today's call are in Canadian dollars unless otherwise noted. Following our prepared remarks, Mike and Rajat will take questions from current Algoma shareholders. For maximum efficiency, we ask that all participants who wish to ask a question limit themselves to one question and one follow-up question before getting back in the queue.

I now turn the call over to our CEO Mike McQuade for his prepared remarks.

Michael McQuade:

Thank you, Brenda. Good morning, welcome, and thank you for joining Algoma’s earnings call for our first fiscal quarter ended June 30th 2021. We appreciate the continued support and interest from our shareholder base and would like to welcome additional listeners on today’s call. Considering the tremendous interest and excitement surrounding our pending transaction with Legato Merger Corp, we have opened the call to public listeners to provide an update on performance for our first quarter ended June 30th .

Optimism continues for steelmakers across North America. Continued strong demand in key end markets and record pricing are creating significant opportunities for participants across the industry. With strong cash flows, our focus on operational efficiency and the strategic advancement of our capital initiatives, we are positioning Algoma as a next generation steel maker, focused on sustainability with attributes that we believe will make Algoma successful across the steel market cycles.

The work that our Algoma team members have completed over the past 24 months has provided tangible results. These include the process control upgrades to our Direct Strip Production Complex, the engineering, construction and commissioning of our second ladle metallurgy furnace and the implementation of our plate mill modernization initiative, Canada’s only discrete plate mill. Furthermore, we have spent the last 20 months turning the idea of transforming to electric arc steelmaking into a structured plan, working with key stakeholders to position Algoma to make a final investment decision. A decision that we believe will position Algoma with world class, steelmaking assets to compliment the investments we have made in our downstream facilities. This proposed investment in electric arc steelmaking is also expected to significantly reduce our carbon intensity, and pave the way for Algoma to produce some of the greenest steel in North America, while helping to build the infrastructure of tomorrow.

None of this would be possible without the continued dedication and efforts of our workforce. Their continued diligence in the face of the COVID-19 pandemic to protect themselves, their families, their co-workers and ultimately our business, and the ever-changing threat of variants of concern has allowed us to operate unimpeded and deliver strong results over the past quarter.

Beyond COVID-specific workplace safety, we have also seen a positive impact on all of our safety metrics. On slide 4, you will see that our focus on safety continues to have a positive impact on our lost time injury performance, including zero lost time injuries over the past quarter. I commend our entire team for their collective success on safety performance, a top priority at Algoma Steel.

We have several reasons to be very optimistic about what lies ahead for Algoma and I will share more details later on the call but first I will pass it over to Rajat to go over the financial highlights of the last quarter.

Rajat Marwah:

Thanks, Mike. Good morning and thank you for joining the call. I would also like to welcome the new listeners on today’s call. We believe Algoma’s results underscore a compelling investment opportunity and we look forward to sharing more details. We are certainly excited as we move closer to an Algoma public listing later this year. Before we get into those details, I am happy to report that we had a very successful June quarter, the first quarter of our fiscal year ended the 31st of March, 2022.

On our last quarterly call, we presented guidance for the first quarter and I am happy to say that we met and exceeded these targets.

We shipped 610,000 Net tons in the quarter. Shipments were similar to prior quarter and up 47% from 416,000 net tons in the same quarter of last year, primarily as a result of a return to run rate utilization levels compared to the pandemic lows experienced last year.

Our Steel Revenue was $765 million in Q1 up 21% from $633 million in the prior quarter driven by higher net sales realizations due to unprecedented demand. In comparison to the same quarter of the prior fiscal year, revenues increased by $423 million as net sales realizations were higher by $439 per net ton resulting in a 124% increase in steel revenue. As a reminder both our contract and spot orders are subject to a pricing lag, due to price mechanics and mill lead times. We have started to see these positive results flow through our earnings and what is even more positive is that prices have continued to rise now for 53 consecutive weeks.

On the cost side, Algoma’s cost of goods sold per ton increased slightly quarter over quarter as some commodity price increases have an effect on select raw material inputs. Offsetting these increases, Algoma remains focused on our cost savings initiatives and to date we have captured run rate savings of approximately $42M on an annualized basis and we remain on track to reach our $50 million target. Further to that, based on our employees contributions and our enhanced earnings performance, Algoma is accruing for increased profit sharing.

When compared to the same quarter of last year, cost of steel products sold per ton is approximately 3% higher, but please keep in mind that Algoma was eligible and did receive benefits under the Canada Emergency Wage Subsidy program last year as the pandemic impacted our business substantially, which allowed us to keep our employees working during this period of lower production volume and mitigated higher fixed costs on a per ton basis.

We generated $281 million of Adjusted EBITDA during the quarter, which beats our guidance of $250 million, compared to $167 million of Adjusted EBITDA in the prior quarter. We are continuing to reap the rewards of even higher pricing moving through our results; however, due to the lagging nature of our order book, we expect to realize today’s higher prices in the subsequent months and fiscal quarters.

With this earnings performance, we generated $275 million of cash from operations prior to changes in working capital. We fully repaid our ABL during the quarter and after considering Capex, cash interest expenses and changes in working capitalc we ended with $21 million of cash on the balance sheet, which gives us liquidity of approximately $304M, in line with our guidance.

With the impact of higher selling prices on our accounts receivable and the traditional restocking of inventories after the winter period, there was a usage of working capital during the quarter. I will get into these changes in more detail on slide 7.

Please note that the chart shown on slide 7 only includes inventory, trade receivables and Payables net of prepaids, which are the main drivers of working capital movement. Before we get into the details, I want to reiterate that our financial statements are prepared using the U.S dollar as our functional currency and Canadian dollar as our presentation currency. As a result, there was a tremendous impact of exchange variation on the reported financial results. While there was not a significant change in rate quarter over quarter, there was a large impact when comparing the year over year results, as the exchange rates at June 30, 2020 was 1.3576 compared to June 30, 2021’s closing rate 1.2394 This significant appreciation of the Canadian dollar versus its US counterpart has an impact on balance sheet items as they are converted at the end of period rate.

When compared against the prior quarter, inventories increased by $55 million over the quarter from $415million to $470million. Raw Material inventories increased by $17M as we restocked inventories from the lows at the end of the March quarter.

In addition, there was an increase in the value of work in process and finished goods inventory totaling approximately $37 million. This is attributable to higher carrying costs of inventories as costs of certain raw materials increased, and higher volumes of work in process inventory which was produced to accommodate the planned maintenance to one of our steel making vessels in the next quarter, mitigating impacts to shipments.

Accounts Receivable increased by $54 million from the prior quarter. This increase is attributable to the significant increase in sales realizations in this rising price environment.

Accounts payable balances increased by $23 million, having a favorable impact on working capital. This is attributable to the resumption of normal raw material shipments over the quarter, coming off of the winter slow down where the Great Lakes are not navigable for vessel traffic.

With this solid result behind us the logical question that arises is how we expect our performance to be over the next quarter. As you can see on slide 8, there has been a significant increase in the index price of steel from August of last year till now. Strong demand, coupled with extremely low customer inventory levels across the supply chain continue to support flat rolled steel prices above historical peaks. Demand from Key end markets including Automotive remain strong and we expect this to continue into next year. We feel that the investments we are making in our plate mill will serve us well as traditionally As Rolled Plate is priced higher than Hot Rolled Coil. Today that relationship is inverted, however with infrastructure spending we feel the traditional relationship will return and Algoma will reap the benefit at that point with higher production capacity and broader market reach for our products. With the macroeconomic drivers in the North American market, we believe that pricing will remain elevated for the foreseeable future, with a new paradigm for steel selling prices.

All of these factors provide for very positive forward-looking guidance.

Shipments in the second fiscal quarter of 2022 ended September are expected to be in line with the current quarter. We expect shipping volumes of over 600,000 net tons. As mentioned earlier we do expect to take a two week maintenance outage for the annual reline of one of our steelmaking vessels.

Net sales realizations are again expected to be directionally higher as we expect to see prices climb month by month in parallel with the significant index price increases we have experienced that further upside in October to December quarter.

We can expect Adjusted EBITDA performance of approximately $400M +/-.

With the strong earnings performance we are positioned to generate significant free cash flow. By the end of September, we anticipate we may have over $300M of resultant cash and full access to our undrawn revolving credit facility. Also reflected in this guidance is the reduction of special contributions to our defined benefit pension plans in response to our having reached 85% funding on a solvency basis. This significant liquidity is expected to provide us the opportunity to improve our capital structure and pursue our strategic initiatives.

To take us further through our strategic activities, I will now turn over the phone to Mike.

Michael McQuade:

Thanks Rajat.

Rajat alluded to the significant earnings generation that is anticipated, and on the last call we mentioned that these record steel prices present perhaps an extraordinary cash generation opportunity, an opportunity we are taking full advantage of.

While the market certainly has provided tailwinds, it is the dedicated, strategic approach we have implemented that is allowing us to capitalize. As a team, we collectively have laid the foundational building blocks for our strategic direction.

On each and every call we have highlighted elements of our strategic approach. Whether it is our approach to risk management, cost management, talent building, performance management or strategic capex. We continue to strengthen the core, including our people and our assets and we remain focused on building these growth platforms that are designed to create a sustainable future.

We continue to reap the benefits from our Project Aurora efficiency initiatives and to date have reduced over $42 million from our costs on a sustained annualized basis, and we are not done, targeting an additional $8 million, pursuing our goal of $50 million of annualized savings.

Driven by our employees, we have implemented both capital and operational improvements that helped deliver the strong earnings performance in the past quarter and which we believe will continue to generate significant value in the quarters and years to come.

Over the past 20 months, our team embarked upon a discovery exercise exploring the potential of a transformational conversion of our operations to electric steel making. This proposed transformation has the potential to provide numerous benefits including incremental capacity, an improved more variable cost structure which is better correlated to market conditions, a significant reduction in greenhouse gas emissions, which substantially mitigates the increasing risk and cost to heavy industrial emitters.

We are currently working through the last elements of this project which will allow for our board of directors to make a final investment decision.

We envision this project unfolding along a timeline which is referenced on slide 11. To summarize, we expect a 28–30-month construction phase which will allow for the first arc on the electric arc facility in early 2024. Subsequently, there will be an expected commissioning ramp up period and product certification process which we expect to take approximately 12 months while running in parallel with our current operations. After that time, we expect that Algoma will operate its 2 electric arc furnaces in combination with liquid iron from the blast furnace to maximize the utilization of available grid electricity, as Algoma works with key stakeholders to increase the power supply to our site. Electricity is critical for this project. Algoma continues to work with industry and government stakeholders to pursue opportunities that may shorten the timeline to reach full electrical steel production, shedding our reliance on current coal-based operations, and thus expediting the full benefits of the project, which include the reduction of over 3 million tons of C02 on an annual basis. That’s the equivalent to shutting a coal fire power plant or removing over 1 million gas powered vehicles from our roads. A potential solution being reviewed is to use a battery storage system that would allow Algoma to access more grid power sooner, purchasing electricity that is currently reserved as a safeguard to the existing grid. This solution could be operational ahead of a long-term system upgrade currently being studied by the province.

Another key milestone to completing this project is securing appropriate financing. As you know, we have been active in our pursuit for financing, pursuing avenues to de-risk access to the necessary capital to complete this project. The strength of the steel market, the value drivers of Algoma, including our capital investments and operating cost improvements combined with the potential to drive further value with an electric arc transformation positioned Algoma for success and ultimately resulted in the merger agreement with Legato Merger Corporation. Assuming no redemptions from SPAC investors, the merger could see up to US$306M in cash added to Algoma’s prospective balance sheet. This is an attractive investment for all participants. Our current performance and continuing market conditions suggest that Algoma will surpass its full earnout target Adjusted EBITDA of US$900 million, with projected calendar year Adjusted EBITDA of US$1.1 billlion. As a result, again assuming no redemptions by SPAC investors, Algoma Shareholders may retain 74% of the business in a return to public markets that presents an attractive valuation multiple for current and prospective investors.

Enhancing this transaction further, Algoma has secured, subject to the execution of definitive loan agreements, a commitment of $420M million from the federal government, by way of the Strategic Innovation Fund and the Canada Infrastructure Bank, as part of a broader effort by the Canadian government to realize environmental goals in reducing greenhouse gas emissions.

With a pathway to a final investment decision, the appropriate financing and the significant free cashflow generation expected in the coming quarters, Algoma expects to return to the public market later this year, with an enhanced capital structure, significantly reduced leverage profile and a strategic direction that will position Algoma as a sustainable producer. With the solid foundation of the business today coupled with the exciting prospect of our future developments, we are focused on evolving a compelling value proposition for our shareholders both current and prospective.

Moreover, Algoma has an attractive valuation relative to other North American steel industry peers and with the current prospective cash flows anticipated over calendar 2021 the implied valuation is likely to further improve, creating an outstanding opportunity. Exciting times for the steel sector, and for Algoma Steel in particular.

Thanks very much for your continued interest in Algoma Steel. We very much look forward to what the future holds.

I now turn it back to the operator and questions please.

Operator:

Thank you. If you would like to register for a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you like to withdraw your registration, please press the 1, followed by the 3. Once again, please 1, 4 to register for a question. One moment please.

As a reminder, please press 1, 4 to register for a question.

At this time there are no questions but as a reminder, please press 1,4 if you would like to register for a question.

Please press 1,4 if you would like to register for a question. One moment please.

We do have a question coming. Please go ahead.

Question:	Hi thanks for taking the question. Could you please talk about the steel price assumptions that underlie your next quarter guidance?
Rajat Marwah:

Sure. So I can provide some guidance on how we are... how the pricing is flowing through. So we had mentioned earlier that we have 65% contracted volume and 35% spot volume. Spot has been running at, you know, I’d say normally around 6 weeks lead time has been running at around 12 to 14 weeks lead time so the pricing that we are seeing in the September quarter will be 3 to 4 months lead time on the spot side and one month to a quarter lead time on the contract side. So 65% contract which is quarterly lagging and it’s, you know, the September quarter will be dependent on June quarter and the month lagging will be one month before and on the spot side, it will be, you know, three to our months lag. So that maybe will help you to construct the pricing.

Question:

Got it. Thanks, that’s helpful. So maybe just to put it another way, it sounds like the main variability from here, at least when it comes to, um, you know, revenue line item, is shipments, right? Because prices at this point are fairly known.

Rajat Marwah:	That’s correct.
Question:	Thanks. That’s all I had.
Operator:	As a reminder, please press 1, 4 to register for a question. One moment please.

Michael McQuade:

And operator, perhaps a reminder that the questions today will be restricted to existing Algoma shareholders. We invited guests are on listen only mode but we’d be happy to circle offline back with anybody that does have a question with respect to the presentation.

Operator:	And there appears to be no further questions at this time.
Michael McQuade:

Alright, well thank you. Listen, once again, thanks for your interest in Algoma Steel and taking some of your valuable time to spend with us this morning. Please stay safe and we’re looking forward to speaking with you again next quarter. Thank you.

Operator:	That does conclude our conference call for today. We thank you for your participation and ask that you please disconnect your line.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Algoma and Legato, Algoma has filed with the SEC a registration statement on Form F-4 which includes its prospectus as well as Legato’s preliminary proxy statement (as amended, the “Preliminary Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT NFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Preliminary Proxy Statement/Prospectus and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at sec.report. In addition, investors and securityholders may obtain free copies of the documents filed with the SEC on Legato’s website at https://legatomerger.com or by directing a written request to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by contacting Algoma by email to brenda.stenta@algoma.com.

Participants in the Solicitation

Legato, Algoma and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above. Additional information regarding Legato’s directors and executive officers can also be found in the Legato Final Prospectus. These documents are available free of charge as described above.